

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 5, 2016

Via E-mail
Prokopios (Akis) Tsirigakis
Chief Executive Officer
Stellar Acquisition III Inc.
90 Kifissias Avenue
Maroussi 15125
Athens, Greece

> **Re:** **Stellar Acquisition III Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 18, 2016**
> **CIK No. 0001665300**

Dear Mr. Tsirigakis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary, page 1

1. It appears that, in response to prior comment 1, you deleted much of the disclosure throughout your document about the association between Messrs. Tsirigakis and Syllantavos and the two blank check companies. Please expand the disclosure in the appropriate section to discuss when Nautilus Marine and Star Maritime conducted their initial public offerings, briefly describe that Nautilus Marine and Star Maritime consummated business transactions and disclose the current trading market of the post combination entities.

2.   We note your response to prior comment 3. Please expand the disclosure about the business experience of Mr. Tsirigakis to disclose the net loss of Dryships, Inc. for the fiscal year ended December 31, 2015 and the "going concern" language in the financial statements and auditor's report.

3.   We note your response to prior comment 4. Please tell us why you disclose the benefits that Messrs. Tsirigakis and Syllantavos received only until Nautilus Marine and Star Maritime completed their initial public offerings. Please disclose whether Messrs. Tsirigakis and Syllantavos received benefits when the entities were initially acquired, when they were taken private and/or after the acquisition by DryShips, Inc.

Private Placement Warrants, page 10

4.   We note your response to prior comment 6. Please expand the disclosure in this section to identify the sponsors who will purchase in the private placement.

        You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                                Sincerely,

                                                /s/ Daniel Morris for

                                                Amanda Ravitz
                                                Assistant Director
                                                Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.